March 2, 2009

Mr. Jay Ingram
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Dynamic Ventures Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed February 9, 2010 File No.: 333-163913

Dear Mr. Ingram:

We received your letter of February 23, 2010.  Pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2010

Registration Statement Facing Page

1.
We note your response to comment 1 in our letter dated January 13, 2010. Please revise to include the approximate date of commencement of proposed sale to the public before “If any of the securities being registered on this Form are to be offered...” on the registration statement facing page pursuant to Form S-l instructions.

We have revised the Registration Statement as requested.

Business, page 15

2.
We note your response to comment 7 in our letter dated January 13,2010. We note that there have been no changes to the registration statement in response to this comment. Therefore, we reissue this comment. Please disclose the competitive business conditions and your competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

We have added the following to the disclosure:
“Two additional patents have been issued offering alternative methods. One features a spiral arrangement of bristles extended along a rotatable shaft but because of the angle of rotation is parallel to the direction of motion, it is clear that little or no rotation would actually be induced. The second patent by Lazarus  (U.S. Pat. No. 1,643,217 ) is not related to toothbrushes, but seems to offer a similar movement solution. However, as it is not being applied to dental care (and involves the use of sandpaper, which is not likely to be an ideal solution, this too fall short of offering an effective solution.
Patented solutions include: power-driven toothbrushes which employ such an action may be found in U.S. Pat. No. 2,583,886 to Schlegel, U.S. Pat. No. 2,665,675 to Grover, and U.S. Pat. No. 5,864,911 to Arnoux et al. Manual toothbrushes with patents include: U.S. Pat. No. 5,142,724 to Park, U.S. Pat. No. 5,186,627 to Amit et al., and U.S. Pat. No. 5,996,157 to Smith et al. None of these, however, has been found particularly effective. While these patents have been issued, to date, the company is not aware of any competitive solutions and/or solutions related to these or other patents that have been successfully launched on the market to date.”

Executive Compensation, page 24

3.	We note your response to comment 12 in our letter dated January 13, 2010. Please insert dollar values in the table and delete the term “nil”.

We have revised the table to insert the dollar values.

Security Ownership of Certain Beneficial Owners and Management page 26

4.
We note that the table discloses in a parenthetical that there are three persons that make up all stockholders and/or directors and/or executive officers as a group.  However, only two people are listed. Please revise.

The table has been revised to reflect the number of shareholders being two.

Item 27. Exhibits, page 33

5.	We note your response to comment 21 in our letter dated January 13,2010. Please include exhibit 99.1 in your exhibit table.

Exhibit 99.1 has been added in the Exhibit Table and the related exhibit has been attached and labeled Exhibit 99.1

This letter responds to all comments contained in your letter of February 23, 2010.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪      The company is responsible for the adequacy and accuracy of the disclosure in the filings.
▪      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪      The company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Asher Atiah Director